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Feb. 13, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
ATTN: Document Control - Edgar

RE:   RiverSource Life Insurance Company ("Company")
      RiverSource Variable Account 10 ("Registrant")
        Post-Effective Amendment No.3 on Form N-4
        River Source RAVA 5 Advantage Variable Annuity
        River Source RAVA 5 Select Variable Annuity
        River Source RAVA 5 Access Variable Annuity
        (Offered for contract applications signed on or after April 30, 2012) File Nos.333-179398/811-07355

Dear Mr.Cowan:

On behalf of Registrant, the Company is filing electronically Registrant's Post-Effective Amendment No.3 ("Amendment No.3") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act").

In accordance with SEC Release No. IC-13768 (February 15, 1984), Registrant requests selective review of this Registration Statement. Registrant requests selective review because this Registration Statement is substantially similar to Registrant's Pre-Effective Amendment No. 1, filed on or about April 20, 2012 as supplemented with Registrant's Post-Effective Amendment No.2, filed on or about June 7, 2012, File No. 333-179398/811-07355. Registrant believes that the only area that may warrant particular attention is the addition of new investment options designed for contracts with optional living benefit riders.

In this Amendment No. 3, the primary changes to the contracts include:

- Additional investment options designed to reduce the impact of market volatility on the living benefit riders, have been added to contracts with optional SecureSource 3 riders and Accumulation Protector Benefit riders;

-    Other non-material changes.

The prospectus and Statement of Additional Information relating to the above-listed variable annuity contracts have been marked to show those changes.

If there is anything I can do to expedite review of the enclosed Registration Statement, or if you have any questions or comments, please call me at (612) 678-4177 or Boba Selimovic at (612) 671-7449. Thank you for your attention to this matter.

Sincerely,
/s/ Dixie Carroll
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Dixie Carroll
Assistant General Counsel
and Assistant Secretary